SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Cyclerion Therapeutics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

23255M105

(CUSIP Number)

Peter M. Hecht

c/o Cyclerion Therapeutics, Inc.

245 First Street, 18th Floor

Cambridge, MA 02142

(857) 327-8778

Copies to:

Stanley Keller

Locke Lord LLP

111 Huntington Avenue, 9th Floor

Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Peter M. Hecht
2	check the appropriate box if a member of a group (a) ☐ (b) ☐
3	sec use only
4	source of funds PF, OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting	7	sole voting power 4,219,658
person with	8	shared voting power 0
	9	sole dispositive power 4,219,658
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 4,219,658
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 9.2%
14	type or report person IN

Schedule 13D

This Amendment No. 3 (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission by Peter M. Hecht (the “Reporting Person”) on May 14, 2021, as amended by Amendment No. 1 filed June 7, 2021 and Amendment No. 2 filed November 21, 2022 (the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock, no par value (the “Common Stock”) of Cyclerion Therapeutics, Inc., a Massachusetts corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Percentages in this Amendment are based on 43,524,894 shares outstanding as of March 19, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2022.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby supplemented by adding the following:

As previously reported on November 21, 2022, in Amendment No. 2 to Schedule 13D of the Reporting Person, potential investors, including the Reporting Person, submitted a proposal to the Issuer to advance the CNS programs, including CY6463 and CY3018, of the Issuer (the “CNS Programs”). On March 17, 2023, the Issuer received a revised proposal regarding a potential transaction and, after consideration of that revised proposal and further discussion, on March 31, 2023, the Issuer entered into an exclusive negotiation arrangement for a limited period with a company formed by the potential investors (“NewCo”) regarding a potential contribution by the Issuer to Newco of the CNS Programs (the “Proposed Transaction”). Newco would be capitalized with a $70 million equity commitment by an investor syndicate that will include the Reporting Person and other investors experienced in biotech investing. At the same time, the Reporting Person committed to make an equity investment in the Issuer, contingent upon the execution of a definitive agreement for the Proposed Transaction, of $5 million in common stock or nonvoting convertible preferred stock of the Issuer, the purchase price, consistent with Nasdaq rules, to be at or above the market price of the Issuer’s common shares (the “Equity Investment” and, with the Proposed Transaction, the “Proposed Transactions”). The Reporting Person, as approved by the Issuer, may allow interested third parties to participate with him to fund a portion of the $5 million Equity Investment on the same terms under the related agreement (the “Stock Purchase Agreement”).

In the Proposed Transactions, the Issuer would receive a 10% equity position in Newco, an $8 million upfront cash payment and the $5 million Equity Investment, and Newco would assume certain liabilities relating to the contributed assets, including assumption of certain expenses of the Issuer related to the development of those assets between signing a definitive agreement and closing the Proposed Transaction. As a result, the Issuer would no longer have operational or financial obligations for any of the programs contributed to Newco.

Any definitive agreement would contain customary closing conditions, including the approval of the Proposed Transaction by the Issuer’s shareholders, and including Newco receiving minimum equity capital commitments in order to fund the continued development of the CNS Programs.

The Reporting Person does not plan to make further filings unless and until a definitive agreement is signed. The Issuer and Newco may fail to reach a definitive agreement for the Proposed Transaction, in which event, neither the Proposed Transaction nor the Equity Investment would close.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)    The Reporting Person beneficially owns an aggregate of 4,219,658 shares of Common Stock, representing (i) 2,047,698 shares of Common Stock held directly and (ii) an additional 2,171,960 shares of Common Stock that underlie stock options that are currently exercisable or will be exercisable within 60 days of February 28, 2023. Share numbers are estimated based on the monthly vesting schedule of certain of the Reporting Person’s stock options. The Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other person.

(b)    The information in Items 7 through 10 of the cover page is incorporated by reference into this Item 5(b).

(c)    The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Stock Purchase Agreement in Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 3, 2023

PETER M. HECHT

/s/ Peter M. Hecht